Exhibit (d)(2)

FIRST AMENDMENT TO

WARRANT AGREEMENT

This First Amendment to Warrant Agreement (this “Amendment”) is made as of May 13, 2024 between Amprius Technologies, Inc., a Delaware corporation (f/k/a Kensington Capital Acquisition Corp. IV, the “Company”), and Continental Stock Transfer & Trust Company (the “Warrant Agent”) and amends that certain Warrant Agreement, dated as of March 1, 2022, by and between the Company and the Warrant Agent (the “Agreement”). All capitalized terms used but not defined in this Amendment shall have the meanings provided in the Agreement.

WHEREAS, on September 14, 2022, Kensington Capital Acquisition Corp. IV completed the business combination contemplated by that certain Business Combination Agreement, dated May 11, 2022, by and among Kensington Capital Acquisition Corp. IV, Amprius Technologies Operating, Inc. (f/k/a Amprius Technologies, Inc., “Legacy Amprius”), and Kensington Capital Merger Sub Corp. (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of Kensington Capital Acquisition Corp. IV, and Kensington Capital Acquisition Corp. IV changed its name to “Amprius Technologies, Inc.” (such transaction, the “Business Combination”).

WHEREAS, pursuant to the Agreement and as a result the Business Combination, each Warrant entitles the Registered Holder thereof to purchase from the Company one share of Common Stock at the exercise price of $11.50 per share.

WHEREAS, Section 9.8 of the Agreement provides that the terms of the Agreement may be amended without the consent of any Registered Holder for, among other things, changing any provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders.

WHEREAS, the parties desire to amend certain provisions of the Agreement that do not adversely affect the interests of the Registered Holders, including to amend the terms of the Warrants to temporarily permit Warrants to be exercised for cash at a price of $1.10 per Warrant upon the terms and subject to the conditions set forth in the Offer to Exercise dated May 13, 2024 filed with the Securities and Exchange Commission as Exhibit (a)(1)(B) to the Company’s Schedule TO on or about the date of this Amendment (the “Offer to Exercise”).

WHEREAS, pursuant to the Offer to Exercise, the exercise price will only be temporarily reduced for Warrant holders exercising Warrants pursuant to the Offer to Exercise during the period that begins on May 13, 2024 and ends at 5:00 p.m. (Eastern Time) on June 11, 2024, as the same may be extended by the Company in its sole discretion (such period, as may be extended, the “Offer Period”).

WHEREAS, during the Offer Period, holders of the Warrants will have the opportunity to exercise their Warrants at the temporarily reduced exercise price in accordance with the terms and conditions set forth in the Offer to Exercise, which includes the withdrawal rights specified therein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Amendment of Agreement. The parties hereby amend, effective as of the date of this Amendment, the Agreement as provided in this Section 1:

a.	References to the “Company” in the Agreement shall hereafter refer to “Amprius Technologies, Inc.”

b.	References to “Ordinary Share” in Agreement shall hereafter refer to a “share of common stock, par value $0.0001 per share, of the Company”.

c.	The following shall be added to the Agreement as a new Section 9.10:

Notwithstanding any terms to the contrary, any Warrant may be exercised for cash at an exercise price of $1.10 per share pursuant to and until the expiration of the Offer to Exercise, filed with the Commission as Exhibit (a)(1)(B) to the Company’s Schedule TO on or about the date of this Amendment (the “Offer to Exercise”). The expiration time of the Offer to Exercise is initially set as 5:00 P.M. Eastern Time on June 11, 2024 but may be extended by the Company in its sole discretion as described in the Offer to Exercise (the “Expiration Time”). For the avoidance of doubt, following the Expiration Time, the Warrants may not be exercised pursuant to the Offer to Exercise.

d.

Section 9.2 of the Agreement is hereby amended to direct that any notice, statement or demand authorized by the Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company pursuant to Section 9.2 of the Agreement shall be delivered to:

“Amprius Technologies, Inc.

1180 Page Ave

Fremont, California 94538

Attn: Legal Department

With a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Michael J. Danaher”

2.

Miscellaneous Provisions. Other than with respect to the amendments set forth in Section 1 of this Amendment, the provisions set forth in Article 9 of the Agreement shall apply mutatis mutandis to this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first above written.

AMPRIUS TECHNOLOGIES, INC.

By:	/s/ Sandra Wallach
Name:	Sandra Wallach
Title:	Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Douglas Reed
Name:	Douglas Reed
Title:	Vice President

[SIGNATURE PAGE TO FIRST AMENDMENT TO WARRANT AGREEMENT]